UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31074 / June 10, 2014

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In the Matter of	:
	:
CAPITALA FINANCE CORP.	:
CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP	:
CAPITALSOUTH PARTNERS F-II, LLC	:
CAPITALSOUTH PARTNERS SBIC FUND III, L.P.	:
CAPITALSOUTH PARTNERS SBIC F-III, LLC	:
CAPITALSOUTH PARTNERS FLORIDA SIDECAR FUND I, L.P.	:
CSP-MEZZANINE FUND I, LLC	:
CAPITALA INVESTMENT ADVISORS, LLC	:
	:
4201 Congress St., Suite 360	:
Charlotte, NC 28209	:
	:
(812-14239)	:
	:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), 57(c) and 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT; AND UNDER SECTION
12(h) OF THE SECURITIES EXCHANGE ACT OF 1934

Capitala Finance Corp. (the "Company"), et al. filed an application on November 19, 2013, and
amendments to the application on March 31, 2014, April 17, 2014 and May 19, 2014, requesting
an order under sections 6(c), 12(d)(1)(J), and 57(c) of the Investment Company Act of 1940
("Act") granting exemptions from sections 12(d)(1)(A), 18(a), 21(b), 57(a)(1)-(a)(3), and 61(a)
of the Act; under section 57(i) of the Act and rule 17d-1 under the Act to permit certain joint
transactions otherwise prohibited by section 57(a)(4) of the Act; and under section 12(h) of the
Securities Exchange Act of 1934 ("Exchange Act") granting an exemption from section 13(a) of
the Exchange Act. The order permits the Company, a business development company ("BDC"),
and its Subsidiaries[1] to operate effectively as one company, specifically allowing them to: (1)
engage in certain transactions with each other; (2) invest in securities in which the other is or
proposes to be an investor that would otherwise be permitted if the Company and its Subsidiaries
were one company; (3) adhere to a modified asset coverage requirement; and (4) file certain
reports on a consolidated basis.

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[1] "Subsidiary" means CapitalSouth Partners Fund II Limited Partnership, CapitalSouth Partners SBIC
Fund III, L.P., CapitalSouth Partners Florida Sidecar Fund I, L.P. and any direct or indirect wholly-owned
subsidiary of the Company.

On May 19, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31050). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transactions are consistent with the policies of each BDC and with the general purposes of the Act.

It is further found that the participation by each of the Company and the Subsidiaries in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

It is further found that the granting of the requested order under the Exchange Act is not inconsistent with the public interest or the protection of investors.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a), 61(a) and 21(b), requested by Capitala Finance Corp., et al. (File No. 812-14239), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1)(A) is granted, effective immediately, and subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 57(c) of the Act, that the requested exemption from sections 57(a)(1) – (a)(3) of the Act is granted, effective immediately, and subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 57(i) of the Act and rule 17d-1 under the Act, that applicants' participation in the proposed transactions is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(h) of the Exchange Act, that the requested exemption from section 13(a) of the Exchange Act is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary